Exhibit 99.1

REDIFF.COM INFORMS NASDAQ OF INTENT TO

WITHDRAW AMERICAN DEPOSITORY SHARES FROM LISTING AND REGISTRATION

Mumbai, India, April 27, 2016 – Rediff.com India Limited (Nasdaq: REDF), an India-based internet company which delivers digital content and e-commerce marketplace services, today announced that it intends to file an application on Form 25 with the Securities and Exchange Commission (“SEC”) to voluntarily withdraw its American Depository Shares from listing on The Nasdaq Stock Market’s (“NASDAQ”) Capital Market. The text of the notice to NASDAQ is set forth below. Following the filing of the Form 25, the Company intends to deregister its ADSs and to cease publicly filing its periodic reports with the SEC.  Rediff anticipates that its 20-F for the fiscal year ended March 31, 2015 will be its last publicly filed periodic report.  Shares of Rediff’s ADSs are expected to continue trading on the OTC Pink Marketplace following delisting and deregistration.

Rediff noted that the reasons for its withdrawal from listing and registration relate to the cost of filing periodic reports with the SEC and meeting other applicable regulatory requirements, which are prohibitive for Rediff at this time in light of its current financial position.  Accordingly, Rediff believes it is in the best interests of shareholders at this time to significantly reduce such expenses, and that the anticipated cost savings from this action more than offset the benefits of being a reporting company.

As previously disclosed, Rediff was informed on February 3, 2016 by the Listing Qualifications Department of The Nasdaq Stock Market that its ADSs were subject to delisting from the Nasdaq Capital Market. Rediff believes that it may be difficult and expensive to seek to regain compliance with the NASDAQ continued listing requirements, and therefore has determined to voluntarily delist from NASDAQ.  Rediff does not intend at this time to arrange for a listing, registration or quotation on another national securities exchange or quotation medium.

Commenting on the announcement, Rediff’s Chairman and Chief Executive Officer, Ajit Balakrishnan, stated, “The decision by Rediff’s Board of Directors to deregister and leave the Nasdaq Capital Market was made after careful consideration of the advantages and disadvantages of being a SEC reporting company including the high costs and demands on management’s time arising from compliance with the many SEC and Sarbanes-Oxley requirements.  The current economic climate has not only impacted the capital markets, but the digital advertising industry as well.  As such, we are constantly looking for ways to reduce costs and increase shareholder value as we continue to focus our efforts on growing the core business and leveraging our comprehensive on-line offerings.”

Text of the notice to NASDAQ

April 27, 2016

NASDAQ

805 King Farm Blvd.

Rockville, MD 20850

Re: Rediff.com India Limited

To whom it may concern:

This is to notify you pursuant to Rule 12d2-2(c)(2) of the Securities and Exchange Act of 1934 (the “Act”) and Nasdaq Marketplace Rule 5840(j), that Rediff.com India Limited (the “Company”) intends to file an application on Form 25 to notify the Securities and Exchange Commission of the Company’s withdrawal of its American Depository Shares from listing on the Nasdaq Capital Market, and the Company’s intention to withdraw such shares from registration under Section 12(b) of the Act.

Please be further advised of the following material facts relating to the reasons for the withdrawal from listing and registration:

  The cost of filing periodic reports with the SEC pursuant to the Act and meeting other applicable regulatory requirements is prohibitive for the Company in light of its current financial position.
  The Company believes that it is in the best interests of its shareholders to significantly reduce expenses by ceasing to be a reporting company, and that the cost savings realized outweigh the benefits of being a reporting company.
  On February 3, 2016, the Company received notice from NASDAQ that it has failed to satisfy the minimum bid price requirement of $1.00 per share continued listing standard (Listing Rule 5550(a)(2)).
  The Company believes that it may be difficult and expensive to try to regain compliance with the Nasdaq continued listing requirements, and therefore has determined to voluntarily delist from Nasdaq.
  The Company has not, and does not intend to at this time, arrange for listing, registration or quotation on another national securities exchange or quotation medium.

Please let me know should you require any additional information.

Very truly yours,

/s/Swasti Bhowmick

Chief Financial Officer